Exhibit 99.1

Canadian Solar Announces Pricing of the Initial Public Offering of Canadian Solar Infrastructure Fund, Inc. in Japan

GUELPH, Canada, October 26, 2017 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that Canadian Solar Infrastructure Fund, Inc. (“CSIF” (Tokyo Stock Exchange: 9284)) priced its initial public offering of 177,800 investment units at 100,000 Japanese yen per unit, before underwriting discounts.  Of the units included in the offering, Canadian Solar will purchase 25,395 units as the designated purchaser.

The units of CSIF are expected to list on the Tokyo Stock Exchange on October 30, 2017. CSIF plans to use the net proceeds from the offering and anticipated borrowings of JPY 17.7 billion (approximately $156 million) to consummate the acquisition of its initial portfolio.

Subsidiaries of Canadian Solar in Japan are contributing 13 solar power projects with a total installed capacity of 72.7 MWp to CSIF as its initial portfolio. Net sale proceeds to Canadian Solar from these assets amounted to JPY 30.4 billion (approximately $270 million). Canadian Solar expects to use a part of the net sale proceeds to immediately reduce its overall debt leverage by JPY 18.7 billion (approximately $165 million) and to further strengthen its liquidity.

Canadian Solar Asset Management K.K., a wholly owned subsidiary of the Company, will manage CSIF as its asset manager. Canadian Solar O&M Japan K.K., a wholly owned subsidiary of the Company, will provide operation and maintenance services to CSIF.

This announcement is not an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the US will be made by means of a prospectus.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 22 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Canadian Solar’s Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; cancelation of utility-scale feed-in-tariff contracts in Japan; continued success in technological innovations; litigation; and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.